File No. 70-______

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   APPLICATION
                                       on
                                    FORM U-1

                                    under the


               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                   -------------------------------------------

                                FIRSTENERGY CORP.
                              76 South Main Street
                                Akron, Ohio 44308

                               OHIO EDISON COMPANY
                              76 South Main Street
                                Akron, Ohio 44308

                   The Cleveland Electric Illuminating Company
                              76 South Main Street
                                Akron, Ohio 44308

                            The Toledo Edison Company
                              76 South Main Street
                                Akron, Ohio 44308

                           Pennsylvania Power Company
                             1 E. Washington Street
                                  P.O. Box 891
                              New Castle, PA 16103

                           Metropolitan Edison Company
                              2800 Pottsville Pike
                             Reading, PA 19640-0001

                          Pennsylvania Electric Company
                                1001 Broad Street
                               Johnstown, PA 15907

                      Jersey Central Power & Light Company
                        Madison Avenue at Punch Bowl Road
                            Morristown, NJ 07060-9871

                   American Transmission Systems, Incorporated
                              76 South Main Street
                                Akron, Ohio 44308




                  (Names of companies filing this statement and
                   addresses of principal executive offices )
                   ------------------------------------------

                                FIRSTENERGY CORP.
                              76 South Main Street
                                Akron, Ohio 44308

                    (Name of top registered holding company,
                     parent of each applicant or declarant)
                   -------------------------------------------

          Leila L. Vespoli                           Douglas E. Davidson, Esq.
          Senior Vice President                      Thelen Reid & Priest LLP
            and General Counsel                      40 West 57th Street
          FirstEnergy Corp.                          New York, New York 10019
          76 South Main Street
          Akron, Ohio 44308

                   (Names and addresses of agents for service)
                   -------------------------------------------

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         A. FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), a registered holding company under the Act, holds, directly or indirectly, all of the outstanding common stock of eight electric utility operating subsidiaries --- Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated , Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company, and Pennsylvania Power Company (collectively, the "Applicants"). The Applicants' combined service areas encompass approximately 37,200 square miles in Ohio, New Jersey and Pennsylvania. The areas they serve have a combined population of approximately 11.0 million. By this Application, the Applicants hereby request authorization pursuant to Section 9(c)(3) of the Act to invest, directly or through subsidiaries, in one or more low-income housing projects that qualify or will qualify for tax credits under Section 42 of the Internal Revenue Code ("Code") and historic building or other qualified rehabilitation projects that qualify or will qualify for tax credits under Section 47 of the Code (collectively, "Tax Credit Projects").

         B. By Order dated October 29, 2001 (HCAR No. 27459) (the "Merger Order"), the Commission authorized, among other things, the merger between FirstEnergy and GPU, Inc. ("GPU"), a Pennsylvania corporation. The merger became effective on November 7, 2001, with FirstEnergy being the surviving entity. In the Merger Order, the Commission also authorized, among other things, FirstEnergy and its subsidiaries to retain investments then held by FirstEnergy in low income housing properties that qualify for Low Income Housing Tax Credits ("LIHTC") under Section 42 of the Code. As of December 31, 2001, FirstEnergy and its subsidiaries collectively held passive LIHTC investments totaling approximately $102 million in various separate limited partnerships or limited liability companies (LLCs) that own and manage low-income housing properties. Neither FirstEnergy nor any of its subsidiaries has made any further such investments since the merger. Neither FirstEnergy nor any of its subsidiaries participates actively in the development, management, or operation of these properties. In each case, responsibility for the day-to-day management of these ventures resides in the general partner or managing member of the venture (in the case of LLCs)1 or in an independent management company.

         Attached hereto as Exhibit H is a list of LIHTC project investments currently held by FirstEnergy and its subsidiaries, and the aggregate investment in such projects as of December 31, 2001.


--------
1 State LLC statutes typically allow the members of an LLC to provide for the management of the LLC by a managing member. See, e.g., Delaware Limited Liability Company Act, ss.18-402. As indicated below, Applicants represent that they will invest in LLCs only as a non-managing member, and that their rights (including consent rights) under the relevant membership agreement will be no greater than the rights typically accorded limited partners under a limited partnership statute.

         C. Proposal to Invest in Additional Projects. Applicants, directly or
            ------------------------------------------
through one or more subsidiaries, propose to invest an aggregate of up to $100 million from time to time through December 31, 2007 in existing or new LIHTC projects located anywhere within the United States and historic building or other qualified rehabilitated building projects ("Section 47 Projects") located within the service territories of the Applicants (collectively, "Tax Credit Projects") that qualify or are expected to qualify for the Federal and/or State tax credits. As in the past, FirstEnergy will not take any active role in the development, management or operation of any Tax Credit Project and will not acquire any interest in any venture holding a Tax Credit Project if, as a result thereof, such venture would become an "affiliate," as defined under Section 2(a)(11) of the Act, of FirstEnergy. Accordingly, Applicants will invest in such ventures as a limited partner in one or more limited partnerships and/or as a non-managing member in one or more LLCs, with rights that are substantially the same as rights typically accorded limited partners under limited partnership statutes.2

         Applicants will continue to undertake appropriate due diligence activities in connection with such investments and manage such investments in order to protect the tax credits that each Tax Credit Project is entitled to and to assure that the physical properties are properly maintained. These activities will include reviewing and analyzing financial statements generated by the general partners, managing member or third-party property manager against the approved budget for the investments and conducting due diligence assessments to determine that the properties remain in compliance with the provisions of all applicable Federal and State regulations. Investment

----------
2 Under limited partnership statutes that have been adopted in most states, limited partners may not participate in the control of the business of the partnership without risking becoming liable to third parties for the obligations of the partnership. See, e.g., Delaware Revised Uniform Limited Partnership Act, as amended 2001 ("DRULPA"), ss.17-303(a). However, such statutes typically provide that specified actions by a limited partner will not constitute participation in the control of the business of the partnership, such as consulting with the general partner, requesting meetings of the partnership, or exercising the right to consent to limited number of actions by the partnership that could affect the limited partners' rights. See, e.g., DRULPA, ss.17-303(b). Consistent with consent rights that may be exercised by limited partners under any applicable limited partnership statute, Applicants anticipate that, as a limited partner, they would typically have the right to approve all or some of the following actions: the dissolution and winding up of the partnership; any sale, exchange or mortgage of partnership assets; the admission of new partners; the incurrence or renewal of any indebtedness of the partnership; any change in the nature of the business of the partnership; any amendment to the partnership agreement; a merger or consolidation; indemnification of any partner; and any transaction involving an actual or potential conflict of interest. Such approval rights are necessary and appropriate in order to enable limited partners to protect their interests in the partnership. Applicants represent that their rights (including consent rights) as non-managing members in any manager-managed LLC will be no greater that those of a limited partner in a limited partnership.

management in this context may also include on-site inspections to determine that the physical structures and grounds are maintained as quality affordable housing.

         In general, a separate limited partnership or manager-managed LLC would be established for each new qualifying Tax Credit Project. This structure will allow for financing each Tax Credit Project on a stand-alone basis under the control of an unaffiliated third party, insulate each investment property from any liabilities that may arise in connection with the development or management of any other Tax Credit Project, and facilitate compliance with the requirements of Sections 42 of the Code (as applicable to low income housing properties) and
Section 47 of the Code (as applicable to certified historic structures and other qualified rehabilitated buildings).

         Opportunities to invest in a specific Tax Credit Project, directly or through investments in syndicated funds, are evaluated by FirstEnergy's Investment Management Department in conjunction with the Tax Department on a case-by-case basis. The financial analysis considers the future cash flows related to the capital contribution made and the expected tax credits that will be earned by the partnership or LLC over the term of the investment. Since each investment is analyzed on a case-by-case basis, this economic analysis is modified to account for differing assumptions.

         As described above, this Application does not seek approval to invest in any specific partnership or LLC, but rather seeks general approval for the investment of up to an aggregate of $100 million in (a) LIHTC projects located anywhere in the United States or its territories and (b) Section 47 Projects located within the service territories of the Applicants during the period through December 31, 2007. The requested amount of investment authority is consistent with FirstEnergy's 5-year forecast as shown on Exhibit I, which the Applicants will update on an annual basis through the filing of certificates pursuant to Rule 24.

         D. Description of LIHTC Program. The LIHTC program has provided the
            -----------------------------
Applicants a major incentive to invest in low-income housing projects by generating a stream of tax credits that reduce Applicants' federal and state income tax liability. Generally, the owner of a qualified LIHTC property must agree to rent the units to persons with sufficiently low incomes as defined in
Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing. Applicants believe that there is a continuing need for affordable housing throughout the United States, and thus seeks authorization to make additional investments in LIHTC properties. Each state has an annual allocation of federal tax credits under Section 42 of the Code in the amount of $1.25 per capita. Tax credits are allocated annually in a competitive process, so there is no way to predict which housing projects will be awarded credits in any given year.

         Under the LIHTC program, equal annual tax credits are available over a ten-year period payable over eleven years, with the first and last years prorated. Under Section 42(h)(6)(A) of the Code, no credit is allowed for any taxable year unless an agreement between the housing project owner and the applicable state housing credit agency is in effect as of the end of such taxable year. Furthermore, pursuant to Sections 42(h)(6)(B)(i), 42(h)(6)(D) and 42(h)(6)(E)(ii) of the Code, such an agreement must prohibit any increase in gross rent for a period ending on the later of (a) the date specified by such agency in the agreement or (b) 15 years after the date when the building is placed in service. Thus, even though the flow of tax credits for an LIHTC property stops after ten years, the property remains subject to rent and income restrictions for at least fifteen years.

         Based on the requirements of Section 42 of the Code, the limitations imposed by state housing credit agencies on LIHTC properties and market conditions, Applicants would expect to hold their respective investment interests in each Tax Credit Project for a period of 15 to 17 years to protect their investment in the property.

         E. Description of Historic Structures and Rehabilitated Buildings Tax
            ------------------------------------------------------------------
Credit Program (Section 47 Projects). Likewise, Applicants would earn tax
-----------------------------------
credits under Section 47 of the Code through investments in "certified historic structures" (defined as structures that are either listed in the National Register or located in a registered historic district and certified by the Secretary of the Interior as being of historic significance), as well as other types of "qualified rehabilitated buildings" (which could include apartment and office buildings, factories, warehouses, etc.) that were first placed in service before 1936. This program was designed to rehabilitate and extend the usefulness of historic structures in order to preserve a sense of history and retain our architectural heritage and character (in the case of "certified historic structures") and to materially extend the useful life and/or significantly upgrade the usefulness of other types of buildings (in the case of "qualified rehabilitated buildings"). The tax credit is based on the qualified rehabilitation expenditures, as defined under the Code and regulations. It is equal to 20% in the case of "certified historic structures" and 10% in the case of other rehabilitated buildings. These credits are subject to possible recapture if the rehabilitated property is transferred before five years after it is placed in service. In addition to the federal tax credits, FirstEnergy may also qualify for tax credits that are available under state law with respect to investments in historic building rehabilitation projects.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The estimated fees, commissions and expenses incurred or to be incurred in connection with this Application are $15,000. Transactional costs incurred in connection with making any particular investment authorized herein will vary depending upon, among other things, the size and complexity of any particular transaction. In general, these costs would be incurred primarily in connection with performing due diligence and investigation and negotiating the transactional documents to which Applicants would become a party.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         A. By this Application, Applicants are seeking authorization pursuant to Section 9(c)(3) of the Act to invest, directly or through one or more subsidiaries, in additional Tax Credit Projects through the acquisition of interests in limited partnerships and manager-managed LLCs from time to time through December 31, 2007. These investments will be substantially identical to those in which Applicants already hold an interest. Applicants are not seeking authorization to change their current roles as passive investor in such projects. Applicants' activities would be limited to managing its investments in Tax Credit Projects, review and analysis of the financial statements generated by third-party property management firms, and the conduct of due diligence in order to ensure that Tax Credit Projects remain eligible for the tax credits.

          As stated above, under the Merger Order, the Commission authorized FirstEnergy and its subsidiaries to retain the existing investments in LIHTC properties. Other newly registered holding companies have also been authorized to retain preexisting passive investments in LIHTC properties, as well as historic structures and other rehabilitated buildings that qualify for tax credit projects. See e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856
                 --------- -------------------
(Apr. 14, 1998); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19,
                 ------------------
2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).
           -----------------
In Exelon Corp.,  the  Commission  stated that such  interests are retainable if
   ------------
they are "passive," are made for the purpose of obtaining the tax credits, and are "self-liquidating," i.e., the assets wind down as the tax credits expire.
                          ----
The Commission has also authorized, on a programmatic basis similar to that proposed in this Application, new investments of this type by registered holding companies, subject, generally, to the limitation that no affiliation is created between a holding company and any venture owning or operating a Tax Credit Project. See, e.g., Georgia Power Company, Holding Co. Act Release No. 26220
          ---------   ----------------------
(Jan. 24, 1995); and Alliant Energy Corporation, et al., Holding Co. Act Release
                     ----------------------------------
No. 27060 (Aug. 13, 1999) and Holding Co. Act Release No. 27418 (June 11, 2001) (eliminating service territory restriction contained in prior order).

         B. Rule 54 Analysis. The proposed transactions are also subject to the
            ----------------
requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which amount is above the level which would be permitted by clause (1) of Rule 53(a) if such amount were to be currently calculated. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion. The Commission has reserved jurisdiction over investments that exceed such amount.

         As of December 31, 2001, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $2.04 billion, an amount significantly below the $5 billion amount authorized in the Merger Order.

         In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and

FUCOs. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

         FirstEnergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

         No state commission and no federal commission, other than this Commission, will have jurisdiction over the transactions proposed herein.

ITEM 5.  PROCEDURE.
         ---------

         Applicants request that the Commission issue an order with respect to this Application at the earliest practicable date, but in no event no later than August 31, 2002. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)      Exhibits.
                  --------

                  A        -      None.

                  B        -      None.

                  C        -      None.

                  D        -      None.

                  E        -      None.

                  F-1      -      Opinion of Thelen Reid & Priest LLP - to be
                                  filed by amendment.

                  F-2      -      Opinion of Gary D. Benz, Esq. - to be filed
                                  by amendment.

                  H        -      List of FirstEnergy's current LIHTC
                                  Investments.

                  I        -      Tax Credit Pro Forma.

         (b)      Financial Statements.
                  --------------------

                  A-1      -      FirstEnergy Consolidated Balance actual
                                  and pro forma, as at December 31, 2001, and
                                  consolidated Statements of Income, actual
                                  and pro forma, and Statement of Retained
                                  Earnings, for the twelve months ended
                                  December 31, 2001; pro forma journal
                                  entries. (Incorporated by reference to
                                  FirstEnergy Form 10-K for the period ended
                                  December 31, 2001) (File No. 333-21011)
                  A-2      -      Ohio Edison Company Consolidated Balance
                                  Sheet as of December 31, 2001, and
                                  Consolidated Statements of Income and
                                  Consolidated Condensed Statement of Cash
                                  Flows for the year ended December 31, 2001
                                  (Incorporated by reference to Ohio Edison
                                  Company Form 10-K for the period ended
                                  December 31, 2001) (File No.
                                  1-2578)
                  A-3      -      The Cleveland Electric Illuminating
                                  Company Consolidated Balance Sheet as of
                                  December 31, 2001, and Consolidated
                                  Statements of Income and Consolidated
                                  Condensed Statement of Cash Flows for the
                                  year ended December 31, 2001 (Incorporated
                                  by reference to The Cleveland Electric
                                  Illuminating Company Form 10-K for the
                                  period ended December 31, 2001) (File No.
                                  1-2323)
                  A-4      -      The Toledo Edison Company Consolidated
                                  Balance Sheet as of December 31, 2001, and
                                  Consolidated Statements of Income and
                                  Consolidated Condensed Statement of Cash
                                  Flows for the year ended December 31, 2001
                                  (Incorporated by reference to The Toledo
                                  Edison Company Form 10-K for the period
                                  ended December 31, 2001) (File No. 1-3583)
                  A-5      -      Pennsylvania Power Company Consolidated
                                  Balance Sheet as of December 31, 2001, and
                                  Consolidated Statements of Income and
                                  Consolidated Condensed Statement of Cash
                                  Flows for the year ended December 31, 2001
                                  (Incorporated by reference to Pennsylvania
                                  Power Company Form 10-K for the period ended
                                  December 31, 2001) (File No. 1-3491)
                  A-6      -      Metropolitan Edison Company Consolidated
                                  Balance Sheet as of December 31, 2001, and
                                  Consolidated Statements of Income and
                                  Consolidated Condensed Statement of Cash
                                  Flows for the year ended December 31, 2001
                                  (Incorporated by reference to Metropolitan
                                  Edison Company Form 10-K for the period
                                  ended December 31, 2001) (File No. 1-446)
                  A-7      -      Pennsylvania Electric Company Consolidated
                                  Balance Sheet as of December 31, 2001, and
                                  Consolidated Statements of Income and

                                  Consolidated Condensed Statement of Cash
                                  Flows for the year ended December 31, 2001
                                  (Incorporated by reference to Pennsylvania
                                  Electric Company Form 10-K for the period
                                  ended December 31, 2001) (File No. 1-3522)
                  A-8      -      Jersey Central Power & Light Company
                                  Consolidated Balance Sheet as of December
                                  31, 2001, and Consolidated Statements of
                                  Income and Consolidated Condensed Statement of Cash Flows for the year ended December
                                  31, 2001 (Incorporated by reference to
                                  Jersey Central Power & Light Company Form
                                  10-K for the period ended December 31, 2001)
                                  (File No. 1-3141)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

(a) As such, the issuance of an order by your Commission with respect to this Application is not a major Federal action significantly affecting the quality of the human environment.

(b) No Federal agency has prepared or is preparing an environmental impact statement with respect to this Application.

                                   SIGNATURES



         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                           FIRSTENERGY CORP.

                                           By:   _________________________
                                                    Harvey L. Wagner
                                                    Vice President, Controller
                                                    and Chief Accounting Officer


                                       OHIO EDISON COMPANY
                                       The Cleveland Electric
                                       Illuminating Company
                                       The Toledo Edison Company
                                       Pennsylvania Power Company
                                       American Transmission
                                       Systems, Incorporated
                                       Metropolitan Edison Company
                                       Pennsylvania Electric Company
                                       Jersey Central Power & Light
                                       Company

                                           By: _______________________
                                                    Harvey L. Wagner
                                                    Vice President, Controller
                                                    and Chief Accounting Officer



         Date:    August 12, 2002


                                    Exhibit H

                 List of FirstEnergy's current LIHTC Investments
                 -----------------------------------------------


Apollo Tax Credit Fund - III Limited Partnership ............................   $  4,500,000
Apollo Tax Credit Fund - IX Limited Partnership .............................     29,873,702
Boston Capital Corporate Tax Credit Fund IV .................................      2,063,483
Boston Capital Corporate Tax Credit Fund X ..................................      5,341,538
Boston Capital Corporate Tax Credit Fund XIV ................................     11,574,200
Boston Capital Corporate Tax Credit Fund XVII, a Limited Partnership ........      6,782,570
Boston Financial Institutional Tax Credit Fund III, a Limited Partnership ...      4,650,000
Boston Financial Institutional Tax Credit Fund V, a Limited Partnership .....      2,500,000
Boston Financial Institutional Tax Credit Fund XVI, a Limited Partnership ...      4,863,500
Marion Senior Housing Ltd. Partnership ......................................      2,176,588
McDonald Corporate Tax Credit Fund LP .......................................      2,500,000
McDonald Corporate Tax Credit Fund - 1995 LP ................................      5,000,000
McDonald Corporate Tax Credit Fund - 1996 LP ................................     10,000,000
McDonald Ohio Tax Credit Fund - 1998 LP .....................................      5,000,000
Ohio Equity Fund for Housing LP II ..........................................        998,535
USA Institutional Tax Credit Fund VII LP ....................................      3,850,000
                                                                                ------------
                                                                                $101,674,116


                                    Exhibit I
                                    ---------

                      Five Year Forecast LIHTC Investments
                      ------------------------------------

($ millions)

                                  Other Taxable            Total
Year         Tax Credits          Gains (Losses)        Tax Benefits
----         -----------          --------------        ------------

2002 ......    $ 8.8                 $ 9.9                 $12.8
2003 ......      9.6                   9.3                  13.3
2004 ......      9.2                   8.4                  12.6
2005 ......      8.7                   7.4                  11.7
2006 ......      8.4                   6.7                  11.1
               -----                 -----                 -----
               $44.7                 $41.7                 $61.5